Exhibit 99.1

NEWS RELEASE
August 30th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN EXPANDS IXTACA NORTH ZONE,
 CUTS 15.80 METERS 4.5 G/T AUEQ (0.65 G/T AU AND 190.2 G/T AG)

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going exploration drill program at the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-161, 165, 169, 173, 175, and 179. These holes were drilled into the Ixtaca North zone on sections 10+750, 10+800 and 10+850. The intersections reported today demonstrate the continuity of this zone as well as the presence of high grades locally. On these sections mineralisation was also intersected in the overlying volcanic units. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-161                                           SECTION 10+750:
46.50 meters @ 0.83 g/t gold and 11.8 g/t silver (1.1 g/t gold equivalent)
Including                      18.10 meters @ 1.73 g/t gold and 13.9 g/t silver (2.0 g/t gold equivalent)

Hole TU-12-165                                           SECTION 10+750:
26.00 meters @ 0.72 g/t gold and 8.3 g/t silver (0.9 g/t gold equivalent)
20.50 meters @ 0.44 g/t gold and 38.8 g/t silver (1.2 g/t gold equivalent)
27.00 meters @ 0.65 g/t gold and 37.1 g/t silver (1.4 g/t gold equivalent)

Hole TU-12-169                                           SECTION 10+800:
21.50 meters @ 0.48 g/t gold and 85.2 g/t silver (2.2 g/t gold equivalent)
Including                      4.80 meters @ 0.38 g/t gold and 289.7 g/t silver (6.2 g/t gold equivalent)

Hole TU-12-173                                           SECTION 10+800:
11.70 meters @ 0.93 g/t gold and 9.3 g/t silver (1.1 g/t gold equivalent)

Hole TU-12-175                                           SECTION 10+850:
58.50 meters @ 0.23 g/t gold and 58.6 g/t silver (1.4 g/t gold equivalent)
Including                      15.80 meters @ 0.65 g/t gold and 190.2 g/t silver (4.5 g/t gold equivalent)
And                         2.25 meters @ 1.18 g/t gold and 762.0 g/t silver (16.4 g/t gold equivalent)
12.80 meters @ 0.58 g/t gold and 51.8 g/t silver (1.6 g/t gold)

Hole TU-12-179                                           SECTION 10+850:
54.50 meters @ 0.56 g/t gold and 4.9 g/t silver (0.7 g/t gold equivalent)
Including                      14.00 meters @ 1.07 g/t gold and 4.9 g/t silver (1.2 g/t gold equivalent)
24.50 meters @ 0.47 g/t gold and 91.7 g/t silver (2.3 g/t gold equivalent)
Including                      2.00 meters @ 2.14 g/t gold and 299.2 g/t silver (8.1 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “Drilling continues to confirm and extend the Ixtaca mineralisation, a strong system of veining with sections that carry high gold and silver grades. The new results reported today from the Ixtaca North Zone show that significant mineralisation exists in this part of the vein system as well. The limits to mineralisation have yet to be defined and our work continues to expand the potential of the project.” The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-161	83.00	129.50	46.50	0.83	11.8	1.1	53
including	85.00	103.10	18.10	1.73	13.9	2.0	100
including	98.00	103.10	5.10	3.11	15.1	3.4	171
including	122.00	123.00	1.00	1.42	128.3	4.0	199
TU-12-161	217.05	242.00	24.95	0.23	13.9	0.5	25
including	217.05	218.90	1.85	0.56	55.6	1.7	83
including	229.00	230.77	1.77	0.39	29.7	1.0	49
including	238.50	240.50	2.00	1.03	28.5	1.6	80
TU-12-165	80.00	106.00	26.00	0.72	8.3	0.9	45
including	91.00	99.00	8.00	1.39	12.6	1.6	82
TU-12-165	152.00	154.10	2.10	0.92	50.9	1.9	97
TU-12-165	166.00	170.40	4.40	0.19	40.7	1.0	50
TU-12-165	231.50	252.00	20.50	0.44	38.8	1.2	61
including	238.50	248.00	9.50	0.63	57.5	1.8	89
TU-12-165	267.00	294.00	27.00	0.65	37.1	1.4	69
including	267.00	273.25	6.25	1.81	53.8	2.9	144
including	279.75	284.70	4.95	0.67	81.9	2.3	116
TU-12-165	306.00	309.10	3.10	0.70	109.7	2.9	145
TU-12-165	323.30	368.50	45.20	0.24	11.0	0.5	23
including	323.30	332.50	9.20	0.52	17.8	0.9	44
including	330.50	332.50	2.00	1.37	51.5	2.4	120
including	357.50	363.00	5.50	0.46	30.7	1.1	54
TU-12-169	86.00	117.00	31.00	0.34	4.7	0.4	22
TU-12-169	129.90	139.90	10.00	0.21	4.8	0.3	15
TU-12-169	169.00	200.50	31.50	0.18	16.4	0.5	25
including	176.00	179.20	3.20	0.72	14.3	1.0	50
including	184.50	189.20	4.70	0.11	60.5	1.3	66
TU-12-169	225.50	247.00	21.50	0.48	85.2	2.2	109
including	231.60	233.20	1.60	4.70	136.7	7.4	371
including	239.20	244.00	4.80	0.38	289.7	6.2	309
TU-12-169	275.00	288.00	13.00	0.27	42.4	1.1	56
including	279.00	284.70	5.70	0.38	74.8	1.9	94
TU-12-173	77.00	115.00	38.00	0.40	6.0	0.5	26
including	99.50	111.20	11.70	0.93	9.3	1.1	56
TU-12-173	337.30	350.50	13.20	0.45	20.3	0.9	43
TU-12-175	55.40	107.50	52.10	0.38	6.7	0.5	26
TU-12-175	194.50	253.00	58.50	0.23	58.6	1.4	70
including	235.70	251.50	15.80	0.65	190.2	4.5	223
including	237.95	240.20	2.25	1.18	762.0	16.4	821
including	247.00	249.90	2.90	0.58	288.8	6.4	318
TU-12-175	277.00	289.80	12.80	0.58	51.8	1.6	81
TU-12-179	49.00	103.50	54.50	0.56	4.9	0.7	33
including	79.00	93.00	14.00	1.07	4.9	1.2	59
TU-12-179	244.00	255.00	11.00	0.19	19.1	0.6	28
TU-12-179	265.00	274.50	9.50	0.10	30.8	0.7	36
TU-12-179	282.80	342.00	59.20	0.22	52.5	1.3	64
including	285.00	322.50	37.50	0.32	75.4	1.8	91
including	298.00	322.50	24.50	0.47	91.7	2.3	115
including	298.00	300.40	2.40	0.12	204.8	4.2	211
including	311.00	313.00	2.00	2.14	299.2	8.1	406

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.